October 6th 2009

Ms.  Jennifer Thompson
Branch Chief
Washington, D.C. 20549

Dear Ms. Thompson,

We are in receipt of your letter sent September 22, 2009 and per our discussion with your office with and our appointed counsel we will be responding to all aspects of your request on or before October 30th 2009.  I thank you for your cooperation and look forward to working with you.

Sincerely,

Andrew Schenker
CEO
Thrive World Wide Inc.
638 Main Street
Lake Geneva WI 53147